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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUANTEDGE CAPITAL USA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVENUE

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Lowen 212 326-6933

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Daniel Lowen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUANTEDGE CAPITAL USA INC., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President + CEO

Title

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

Notary Public

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FEB 22 2019
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This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTEDGE CAPITAL USA INC.

INDEX

December 31, 2018

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Quantedge Capital USA, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantedge Capital USA, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2018.

New York, New York
February 15, 2019

QUANTEDGE CAPITAL USA INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets		
Cash	$	665,408
Prepaid Income Tax		38,339
Prepaid Expenses		41,945
Total Assets	$	745,692
Liabilities and Stockholder's Equity		
Liabilities		
Due to Affiliate	$	15,911
Accounts Payable and Accrued Expenses		47,987
Total Liabilities		63,898
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		569,990
Retained Earnings		111,794
Total Stockholder's Equity		681,794
Total Liabilities and Stockhlder's Equity	$	745,692

See accompanying notes to financial statements.

1. Nature of business

Nature of Business

Quantedge Capital USA, Inc. (the "Company") was organized as a corporation in the state of Delaware on August 21, 2015. The Company is 100% owned by Quantedge Inc. (the Parent). The Company was organized to engage solely in marketing and facilitating the private placement of investments in Quantedge Global Fund, also 100% owned by the Parent. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") effective March 30, 2016. In addition, the Company is a member of Securities Investor Protection Corporation ("SIPC") and National Futures Association (NFA). On February 1, 2017, the Company changed its registration status from full service Broker-Dealer to a Capital Acquisition Broker.

2. Summary of significant account policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Management has analyzed the tax positions taken and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Related party transactions

Service Agreement and Due to/from Affiliate

Pursuant to a service agreement with 100% co-owned affiliate Quantedge USA Inc., Quantedge USA Inc. provides various services to the Company. These include rent, utilities, the use of fixed assets, travel, general office insurance and IT support. For the year ended December 31, 2018, the total amount incurred by the Company under this agreement was approximately $89,500 The Company paid approximately $90,900 in 2018, which includes approximately $8,300 that was a payable to the affiliate at December 31, 2017. The remainder of approximately $6,900 was a payable to the affiliate at December 31, 2018. Separately, $9,000 was payable to the affiliate as an ordinary reimbursement for a payment made by the affiliate on behalf of the Company. Pursuant to an agreement for the year ended December 31, 2018, 100% of the Company's revenue was derived from a 100% co-owned affiliate Quantedge Capital Pte., Ltd.

4. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $601,510 which was $596,510 in excess of its minimum requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.11 to 1 as of December 31, 2018

5. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2018, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

6. Concentration of Credit Risk

The Company is engaged in brokerage activities in which it engages in investment activities. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of December 31, 2018 or during the year then ended.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

9. Subsequent events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there are no events which took place that would have a material impact on its financial statements.

10. Recently issued accounting pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Prior to December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended December 31, 2018. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote.

They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

11. Income Taxes

The Company accounts for interest and penalties related to income tax matters and uncertain tax positions as part of Federal tax expense. There were no material interest or penalties for the year ended December 31, 2018. For the year ended December 31, 2018, the Company's provision for income taxes consisted of current federal income taxes of approximately $8,000. At December 31, 2018, the Company had a prepaid tax asset of approximately $38,000.

QUANTEDGE CAPITAL USA INC.

Statement of Financial Condition

As of and for the year ended December 31, 2018

(With Report of independent Registered Public Accounting Firm Thereon)